EXHIBIT 99.1

POET and Mitsubishi Electric Collaborate to Develop 3.2T Optical Engines for AI Networks

TORONTO, Sept. 19, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and AI markets, today announced it has entered into a collaboration with Mitsubishi Electric Corporation (“Mitsubishi Electric”) to co-develop integrated optical engine chipsets for 3.2T pluggable transceivers, a highly sought-after product for optical connectivity in the rapidly growing artificial intelligence networking market. POET and Mitsubishi Electric will jointly support product demonstrations with major customers.

“Mitsubishi Electric is committed to ensuring we give our customers the technological advantage to maintain their positions as industry leaders in their own sectors. We believe POET’s optical engines will open the possibility of creating new products where electronics photonics convergence is successfully achieved at an advanced level of integration between InP and Si-based interposer, which take us and our valued customers into the next generation of data networking for AI and hyperscale data centers,” says Yasuhiro Yamauchi, General Manager, Optical Device Department at Mitsubishi Electric. “This promises to be a momentous technological achievement when it is unveiled.”

Mitsubishi Electric will contribute its highly differentiated 400G Electro-absorption Modulator integrated Lasers (EMLs) to the project. Using its optical interposer platform technology, POET will integrate the EMLs along with drivers, optical waveguides, and other key functional building blocks to produce 1.6T and 3.2T optical engine chipsets.

“The AI and datacom networks need a pluggable transceiver solution for 3.2T and POET’s optical interposer is one of the few technologies that can achieve that performance. When our Mitsubishi Electric colleagues understood the full functionality of the optical interposer and its potential to optimize the performance of their leading-edge lasers, they knew that we offered the right solution for their needs,” says Dr. Suresh Venkatesan, POET Chairman and CEO. “It’s further validation that what we have worked so hard to achieve over these past five years is coming true. POET’s products are steadily being adopted by the industry and we expect demand to accelerate as our customers gain further understanding of the power efficiency and cost savings that we offer to them and their customers.”

POET and Mitsubishi Electric aim to complete the 1.6T and 3.2T optical engine chipsets in early 2025 and to then demonstrate the innovation during the first half of that year.

AI and cloud datacenter networks are the leading consumers of pluggable optics. The global optical transceiver market for 800G and 1.6T is projected to grow at a CAGR of 33% from $2.5 billion in 2024 to $10.5 billion by 2029, according to LightCounting’s forecast.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical engines, light source products and custom optical modules to the artificial intelligence systems market and to hyperscale data centers. POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET’s Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET’s Optical Interposer platform also solves device integration challenges across a broad range of communication, computing and sensing applications. POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore. More information about POET is available on our website at www.poet-technologies.com.

About Mitsubishi Electric Corporation
With more than 100 years of experience in providing reliable, high-quality products, Mitsubishi Electric Corporation (TOKYO: 6503) is a recognized world leader in the manufacture, marketing and sales of electrical and electronic equipment used in information processing and communications, space development and satellite communications, consumer electronics, industrial technology, energy, transportation and building equipment. Mitsubishi Electric enriches society with technology in the spirit of its “Changes for the Better.” The company recorded a revenue of 5,257.9 billion yen (U.S.$ 34.8 billion*) in the fiscal year ended March 31, 2024. For more information, please visit www.MitsubishiElectric.com.

Mitsubishi Electric’s InP-based semiconductor laser has a long history of development and business over 60 years and has been widely used in various industries.

www.MitsubishiElectric.com/semiconductors/opt/

Media Relations Contact: Adrian Brijbassi adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to market size, the capability, functionality, performance and cost of the Company’s technology, the capabilities and expected success of its joint venture, as well as the timing and inclusion of its technology in customer’s current and future products, including the successful penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success of its development efforts with partners, the size and growth rates of the markets for its products, the capability of its manufacturing joint venture to produce products on time and at the expected costs, the performance and availability of certain components, its ability to produce and demonstrate new products on schedule, and the success of its customers in achieving market penetration for their products. Actual results could differ materially due to a number of factors, including, without limitation, the success of its co-development efforts, the attractiveness of the Company’s product offerings once released, the performance of its technology, the performance of key components, and its ability and the ability of its customers to sell their products into the artificial intelligence networking, data center and other markets. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on SEDAR+ at www.SEDAR.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. 120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075